Form 40-F
period 2002-12-31
ROGERS WIRELESS COMMUNICATIONS INC
filed 2003-05-15
CIK 1135922

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 40-F

(Check one)
☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended	December 31, 2002

Commission file number

Rogers Wireless Communications Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English (if Applicable))

Canada

(Province or Other Jurisdiction of Incorporation or Organization)

4812

(Primary Standard Industrial Classification Code Number (if Applicable))

Not Applicable

(I.R.S. Employer Identification Number (if Applicable))

One Mount Pleasant Road
Toronto, Ontario M4Y 2Y5
(416) 935-1100

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

(Name, Address and Telephone Number of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:

Class B Restricted Voting Shares

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

90,468,259 Class A Multiple Voting shares and 51,271,683 Class B Restricted Voting shares

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	82- ☐	No ☒

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
EX-99.1: ANNUAL INFORMATION FORM
EX-99.2: DISCLOSURE CONTROLS AND PROCEDURES
EX-99.3: SECTION 302 CERTIFICATION
EX-99.4: CERTIFICATION PURSUANT TO SECTION 906
EX-99.5: INDEPENDENT AUDITORS CONSENT

UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

     Rogers Wireless Communications Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rogers Wireless Communications Inc.

By	/s/ John R. Gossling	/s/ M. Lorraine Daly

	John R. Gossling Senior Vice President and Chief Financial Officer	M. Lorraine Daly Vice President, Treasurer

Date	May 14, 2003

Instructions.

     A.     The name and title of the officer who signs the registration statement or annual report shall be typed or printed beneath such person’s signature. Any such person who occupies more than one position shall indicate each capacity in which the registration statement is signed.

     B.     By signing this form, the registrant consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of, or relates to or concerns, any purchases or sales of any security registered pursuant to Form 40-F on the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any State or of the United States or of the District of Columbia or Puerto Rico by service of said subpoena or process upon the registrant’s designated agent.

EXHIBIT INDEX

Exhibit
Number		Description

Exhibit 99.1	-	Annual Information Form
Exhibit 99.2	-	Disclosure Controls and Procedures
Exhibit 99.3	-	Section 302 Certification
Exhibit 99.4	-	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.5	-	Independent Auditors’ Consent