Form 40-F/A
period 2003-12-31
ROGERS WIRELESS COMMUNICATIONS INC
filed 2004-11-24
CIK 1135922

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 40-F/A

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

DISCLOSURE CONTROLS AND PROCEDURES
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
EX-23.1 INDEPENDENT AUDITORS' CONSENT
EX-31.1 CERTIFICATION
EX-31.2 CERTIFICATION
EX-32.1 CERTIFICATION
EX-99.1 ANNUAL INFORMATION FORM

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described under the heading “Liquidity and Capital Resources — Interest Rate and Foreign Exchange Management” on pages 23 and 24 of the “Management’s Discussion and Analysis” submitted to the Securities and Exchange Commission on November 24, 2004 as Exhibit 99.1 to the Company’s Form 6-K/A and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Contractual Obligations — Contractual Obligations” set forth on pages 30 and 31 of the “Management’s Discussion and Analysis” submitted to the Securities and Exchange Commission on November 24, 2004 as Exhibit 99.1 to the Company’s Form 6-K/A is incorporated by reference herein.

UNDERTAKING

     Rogers Wireless Communications Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rogers Wireless Communications Inc.

By	/s/ John R. Gossling	/s/ M. Lorraine Daly
	John R. Gossling	M. Lorraine Daly
	Senior Vice President and	Vice President, Treasurer
Chief Financial Officer

Date	November 23, 2004

EXHIBIT INDEX

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23.1	Independent Auditors’ Consent
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Annual Information Form
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003, including annual audited consolidated financial statements (submitted to the Securities and Exchange Commission on November 24, 2004 as Exhibit 99.1 to Form 6-K/A and incorporated by reference herein)